

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2014

Via Email
Mr. Beken Aitbaev
AB International Group Corp.
Frunze Street 176,
Issikatinskiy District, Milianfan,
Kyrgyzstan, 720000

> **Re: AB International Group Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 24, 2014**
> **File No. 333-199238**

Dear Mr. Aitbaev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated November 4, 2014 and your statements in support of the conclusion that your operations are more than nominal. Without further information, the actions described do not fully allay our concern that your company may be a shell company, particularly in light of the limited nature of your assets and operations. In particular, we note that although you have purchased one car for resale, you have no other assets and you have yet to identify any customers or any plan for selling the one car that you have purchased. If there are additional factors that you believe disqualify your company from being a shell company, please provide us with your analysis of such factors. In doing so, please discuss in more detail your day-to-day operations. Alternatively, please revise your disclosure throughout your filing to state that you are a shell company as the operations you describe in your response appear to be nominal.

Use of Proceeds, page 14

2. We note your response to comment 6 in our letter dated November 4, 2014 that you have revised your filing to include an order of priority. If you have listed your use of net proceeds in the order of priority in which you intend to use them, please revise your disclosure to state as much.

Management's Discussion and Analysis of Financial Condition or Plan of Operation, page 16

Develop and Implement Marketing Strategy, page 19

3. We note your response to comment 7 in our letter dated November 4, 2014. We reissue our comment. Please revise your disclosure to elaborate on Mr. Aitbaev's contacts in the automobile industry.

Description of Business, page 22

General, 22

4. We note your response to comments 9 and 10 in our letter dated November 4, 2014. We reissue our comments in part. With respect to comment 9, you have not addressed the statement you make about your ability to be profitable. Further, with respect to comments 9 and 10, it is unclear how you will finance the future purchase of cars "from selling our cars" since you have only purchased one car to date. Additionally, you have stated that Mr. Aitbaev, who funded the purchase of your one car, is under no obligation to lend you future funds. Please revise to address how you will fund future purchases. If you are dependent on the proceeds from this offering for your short-term liquidity needs, please state so. If you are not certain how you will fund your long-term liquidity needs and, as a result, have no ability to assess when you might be profitable, please state as much.

Exhibit 5.1

5. We note your response to comment 15 in our letter dated November 4, 2014. We reissue our comment as it does not appear that counsel has made the suggested revisions in response to our comment. Counsel's opinion continues to refer to the transfer of shares "by the holders thereof" and "those holders are identified in that registration statement," which suggests that you are registering a secondary transaction when, in fact, it appears that you are registering a primary transaction. Please ask counsel to revise his opinion accordingly.

Exhibit 23.1

6. We note that your auditor previously provided a consent to the use of its audit report that was dated October 7, 2014. Given the extended period of time that has passed since this consent was provided, please file an updated consent from your auditor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

Cc: John Root, Jr., Esq.